Varian Biopharmaceuticals, Inc., a Precision Oncology Company, to Become Publicly Traded Through a Merger with SPK Acquisition Corp.

●	Varian Biopharmaceutical is developing a proprietary atypical protein kinase C iota inhibitor in multiple formulations for a broad range of tumor types
●	Combined company expected to have a post-transaction pro forma equity value of approximately $116 million, assuming no redemptions from SPK’s existing public shareholders
●	Merger expected to close in Q2 2022, and the combined company will be listed on NASDAQ under the proposed ticker symbol “VBIO”

NAPLES, FL, Feb. 14, 2022 – Varian Biopharmaceuticals, Inc. (“Varian Bio”), a private, precision oncology company developing novel therapeutics for the treatment of cancer, and SPK Acquisition Corp. (“SPK”) (NASDAQ: SPK), a special purpose acquisition company (“SPAC”), today announced it has entered into a definitive merger agreement for a business combination that will result in Varian Bio becoming a publicly traded company. Varian Bio is developing a high-potency, specific atypical protein kinase C iota (“aPKCi”) inhibitor that has the potential to be best-in-class as a treatment for various oncology indications with an initial focus on basal cell carcinoma (BCC) and molecularly targeted solid tumors.

Varian Bio is developing rationally designed aPKCi small molecule inhibitor candidate that has been optimized for potency, selectivity and tolerability. aPKCi has been implicated as an oncogene in a number of human cancers, including BCC, cutaneous T-cell lymphoma (CTCL), non-small cell lung cancer (NSCLC), acute myeloid leukemia (AML), colorectal cancer, and pancreatic cancer, among others. aPKCi has also been demonstrated to have a role in allowing the immune system to recognize tumors, recruit immune cells into the area, and ramp up the anti-tumor response to kill cancer cells in the lab by shrinking their tumors. Varian Bio’s leadership team and scientific advisory board has extensive experience in the development of novel cancer therapeutics. including Jeffrey B. Davis, a serial entrepreneur with over two decades of experience in the biotechnology and specialty pharmaceuticals industry, and Jonathan Lewis, M.D., Ph.D., Chairman of Scientific Advisory Board, a surgical oncologist and cancer researcher.

The active pharmaceutical ingredient in VAR-101/102, an aPKCi inhibitor, has demonstrated dose dependent anti-tumor activity in murine and human BCC cell lines, as well as other cancer models. Varian Bio intends to develop VAR-101 in a topical formulation for BCC which has the potential to offer optimal clinical utility in BCC as a surgical neoadjuvant or adjuvant therapy. VAR-102, an oral formulation of the active aPKCi inhibitor, lends itself to broader applications in multiple tumor types. Varian Bio believes that VAR-101 and VAR-102, if approved, could represent significant medical and commercial opportunities.

Varian Bio – Developing A Portfolio of aPKCi Inhibitors from Cancer Research UK (“CRUK”), the World’s Largest Independent Funder of Cancer Research (www.cancerresearchuk.org)

Cancer is a global issue, the burden worldwide is on the rise, with almost 20 million new cases diagnosed in 2020 globally and approximately 30 million new cases projected for 2040. The Varian Bio portfolio of novel aPKCi inhibitors have been discovered and developed by CRUK. This has been under the leadership of Prof. Peter Parker, Ph.D., FRS. of the Francis Crick Institute, Kings College, and Cancer Research UK, with collaborators in the UK and US. Prof. Parker is widely regarded as one of the world’s leading scientific experts and investigators of the molecular and cell biology of Protein Kinase C in mammalian biology and cancer.

“We are studying cellular signals in great detail, focusing on molecules called kinases that relay messages within cells. There are more than 500 different kinases, each with a particular role, and many of them work together to form complex networks of signals that control cell growth, proliferation, death, movement and much more. Our work concentrates on a group of kinases known as the protein kinase C (PKC) family, which have been implicated in many types of cancer, stated Prof. Peter Parker, PhD, FRS, Emeritus Group Leader, Francis Crick Institute, Centre Director, Cancer Research UK, King’s College London and a member of the Varian Scientific Advisory Board. “We have investigated how these kinases work in healthy cells, as well as how faults or aberrant activation of kinases from the PKC family drive cancer cells to grow and spread through the body. We are using our findings to help patients by developing drugs that target PKC family members and take them forward into clinical trials.”

“Based on the rigorous science of the Parker lab and the Cancer Research UK network, a well-developed molecular, cellular and non-clinical data package for Varian Bio’s drug candidates portends a high probability of clinical and biomarker signals in various cancer types,” stated Jonathan Lewis, M.D., Ph.D., Chief Medical Officer and Chairman of the Scientific Advisory Board of Varian Bio. “We have assembled, and will continue to expand, a global team of leading scientific and oncology deep-domain experts as team members while we progress to first-in-human clinical trials.”

Varian Bio, together with its collaborators, is initially developing two formulations of its lead aPKCi inhibitor that has been selected for potency, selectivity, biomarker activity and low toxicity in murine and large animal models.

●	VAR-101 is a dermatologic gel formulation of for the potential topical treatment Basal Cell Carcinoma (BCC). BCC is the most common human cancer in the World. There are 4.3 million cases of BCC diagnosed in the US each year, more than one million of whom undergo Mohs surgery. While Mohs has a low recurrence rate, the surgical approach is costly, time consuming, and can be disfiguring, requiring complex reconstructive surgery. Mohs surgery is the 5th most expensive and costly cancer treatment for Medicare in the United States. The active aPKCi inhibitor (VAR-101) has demonstrated dose-dependent in vitro BCC cell killing with concordant biomarker Gli-1 mRNA knockdown (dose dependent reduction). Gli-1 is present in BCC, but not normal basal cells and increases in hedgehog pathway inhibition resistance.

●	VAR-102 is an oral formulation of the aPKCi inhibitor for the potential treatment of multiple solid tumors, including non-small cell lung cancer, pancreatic, colorectal and other tumor types. An increasing body of scientific evidence implicates aPKCi as playing a central role in cancer cell growth and metastasis. Varian will pursue systemic tumor indications in a “basket” solid tumor Phase 1 trial. Molecular targeting and target engagement will be measured with associated biomarker exploration.

Precision oncology, whereby physicians use genomic, proteomic and phosphorylationomic testing to look for specific unique functional mutations and molecular pathways of tumors, holds the promise of much more targeted treatment recommendations with therapies designed to fight specific tumor types. A recently published global Precision Oncology Market analysis by Reports and Data found the global precision oncology market size amounted to US$49.9 billion in 2019 and is expected to grow at a CAGR of 9.9% over the next eight years to reach US$99.7 billion in 2027. Protein kinases are enzymes that are involved in various cellular functions including metabolism, cell cycle regulation, survival and differentiation. Dysregulation of protein kinases is implicated in the initiation of cancer formation, or carcinogenesis. Protein kinase inhibition in cancer therapy has led to a paradigm shift in how cancer is treated, and over 35 protein kinase inhibitors have been approved by the US FDA over the past two decades (Source: Expert Rev Anticancer Ther. 2018 Dec; 18(12): 1249-170).

Management Comments

“Targeted, small-molecule protein kinase inhibitors have been one of the most clinically successful classes of cancer drugs over the past 20 years, and we are excited by the opportunity to progress our novel candidates towards human clinical trials,” says Jeffrey B. Davis, Varian Bio’s CEO. “Varian Bio has the support of leading cancer physicians and scientific institutions both in the US and abroad, and aPKCi is a unique protein kinase target whose inhibition could have a significant impact in a broad range of tumor types. Our merger with SPK will provide the capital needed to further the development of our proprietary, anti-cancer targeted therapies.”

“Varian Bio represents an opportunity to advance novel anti-cancer therapeutics to address a broad range of potential tumor types, in large and growing global indications such as basal cell carcinoma and non-small cell lung cancer,” said Sophie Ye Tao, CEO of SPK Acquisition Corp. “This transaction will provide the Varian Bio management team and Board of Scientific Advisors the financial resources to continue to innovate, to develop its lead drug candidates, and bring its novel therapies to fruition.”

Transaction Overview

Pursuant to the merger agreement, Varian Bio will merge with a wholly owned subsidiary of SPK, with Varian Bio being the surviving entity of the merger and a wholly owned subsidiary of SPK. SPK, which currently holds approximately $50 million in gross proceeds from the trust account, will be renamed Varian Biopharma, Inc. following the merger. The cash proceeds from the transactions are expected to fund manufacturing, pre-clinical and IND-enabling toxicology studies, and “first-in-human” human clinical studies for an aPKCi inhibitor. This will include the continued development of VAR-101, a topical formulation of its lead aPKCi compound, for the treatment of BCC, and the development of VAR-102, an oral formulation thereof, for the treatment of solid malignancies. Following the closing of the transaction, the Company will be led by existing management from Varian Bio, including CEO Jeffrey B. Davis and CMO Dr. Jonathan Lewis.

The transaction has been approved by the Boards of Directors of both SPK and Varian Bio and is subject to the satisfaction of customary closing conditions, including the approval of SPK’s shareholders. The transaction is expected to close in the second quarter of 2022.

Additional information about the proposed business combination, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by SPK with the Securities and Exchange Commission (the “SEC”) and available at www.sec.gov. In addition, SPK Acquisition Corp intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC.

Advisors

●	LifeSci Capital is acting as financial and capital markets advisor to SPK
●	Loeb & Loeb LLP is acting as legal counsel to SPK
●	Dorsey & Whitney LLP is acting as legal counsel to Varian Bio

About Varian Biopharmaceuticals, Inc.

Varian Biopharmaceuticals, Inc. (“Varian Bio”) is private precision oncology company developing novel therapeutics for the treatment of cancer. Precision oncology, whereby physicians use DNA testing to look for genetic mutations of the unique tumors, holds the promise of more targeted treatment recommendations with therapies designed to fight specific tumor types. A recently published global Precision Oncology Market analysis by Reports and Data found the global precision oncology market size amounted to US$49.9 billion in 2019 and is expected to grow at a CAGR of 99% over the next eight years to reach US$99.7 billion in 2027. Varian Bio is developing what has the potential to be a best-in-class high-potency, specific atypical protein kinase C iota (“aPKCi”) inhibitor for the treatment of various tumor types in multiple formulations. Recent scientific publications have characterized aPKCi as an oncogene whose activity may play a fundamental role in the regulation of cancer-associated transcription factors including GLI-1 and K-RAS. Varian Bio’s lead drug candidate, VAR-101, is being developed in a topical formulation for the treatment of basal cell carcinoma. VAR-102, an oral formulation, is being developed for the treatment of a wide variety of solid tumors where studies have shown potent aPKCi inhibition would be impactful, including non-small cell lung cancer (NSCLC), pancreatic cancer and colorectal cancer. Additionally, Varian Bio is seeking additional precision oncology therapeutic candidates for its pipeline and exploring development collaborations. For more information on Varian Biopharmaceuticals, Inc., please visit our website https://www.varianbio.com.

About SPK Acquisition Corp.

SPK Acquisition Corp. is a Delaware corporation incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the future business and financial condition of the company post-closing and expected financial impacts of the transaction, the satisfaction of closing conditions to the transaction, the level of redemptions of SPK’s public stockholders; the market opportunities for Varian Bio’s product candidates; and the potential for regulatory approval for Varian Bio’s product candidates. These forward-looking statements are generally identified by the words “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions. Forward-looking statements are statements that are not historical facts. We caution investors that forward-looking statements are based on management’s expectations and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Merger Agreement and the proposed transaction contemplated thereby; the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of SPK or other conditions to closing in the Merger Agreement; the inability to project with any certainty the amount of cash proceeds remaining in the SPK trust account at the closing of the transaction; the uncertainty relative to the cash made available to Varian Bio at the closing should any material redemption requests be made by the SPK stockholders (since the sources of cash projected in this press release assume that no redemptions will be requested by SPK stockholders); the inability of the company post-closing to obtain or maintain the listing of its securities on Nasdaq following the business combination; the amount of costs related to the business combination; Varian Bio’s ability to yield sufficient cash proceeds from the transaction to support its short-term operations and research and development efforts since the Merger Agreement requires no minimum level of funding in the trust fund to close the transaction; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; changes in applicable laws or regulations; the ability of Varian Bio to meet its post-closing financial and strategic goals, due to, among other things, competition; the ability of the company post-closing to grow and manage growth profitability and retain its key employees; the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors; risks relating to the successful development of Varian Bio’s product candidates; the ability to complete planned manufacturing, formulation, non-clinical studies and clinical studies of VAR-101 or VAR-102; expected initiation of the clinical studies, the timing of clinical data; the outcome of the clinical data, including whether the results of such study is positive or whether it can be replicated; the outcome of data collected, including whether the results of such data and/or correlation can be replicated; the timing, costs, conduct and outcome of our other clinical studies; the anticipated treatment of future clinical data by the FDA, the EMA or other regulatory authorities, including whether such data will be sufficient for approval; the success of future development activities for VAR-101 and VAR-102 or any other product candidates; potential indications for which product candidates may be developed; the potential impact that COVID-19 may have on Varian Bio’s suppliers, vendors, regulatory agencies, employees and the global economy as a whole; the expected duration over which Varian Bio’s balances will fund its operations; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by SPK. SPK and Varian Bio undertake no obligation to revise the forward-looking statements or to update them to reflect events or circumstances occurring after the date of this press release, whether as a result of new information, future developments or otherwise, except as required by the federal securities laws.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between SPK Acquisition Corp. and Varian Biopharmaceuticals, Inc. This press release does not constitute either (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (b) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SPK and Varian Bio will host a joint investor conference call and webcast to discuss the proposed transaction on February 24; details to follow under separate press release.

SPK intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SPK, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all SPK shareholders after the registration statement is declared effective by the SEC. SPK will also file other documents regarding the proposed transaction with the SEC. This press release does not contain all of the information that will be contained in the proxy statement/prospectus or other documents filed with the SEC. Before making any voting decision, investors and security holders of SPK are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SPK through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SPK and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SPK’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Varian Bio and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from SPK’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the second preceding paragraph.

Contacts:

For Varian Biopharmaceuticals, Inc.:

Mr. Jeffrey B. Davis

President & CEO

Varian Biopharmaceuticals, Inc.

4851 Tamiami Trail North, Suite 200

Naples, FL 34103

Ph: 239-302-1644

Email: jdavis@varianbio.com

Investors: IR@varianbio.com

Media: Media@varianbio.com

For SPK Acquisition Corp.

Mr. Philip Chun-Hun Kwan

Chief Financial Officer

SPK Acquisition Corp.

Ph: +8618717731902

Email: philip@spkacq.com